# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ServiceTitan, Inc., CIK 0001638826
CUSIP: 81764X103
Title of class of securities: Class A Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 800 N. Brand Blvd., Suite 100, Glendale, California (CA), 91203
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001713257

## Reporting persons
- 15 Angels II LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 214,268; shared voting power 0; sole dispositive power 214,268; shared dispositive power 0; aggregate amount beneficially owned 214,268 (0.3% of the class)
- Bessemer Venture Partners VIII L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 3,989,222; shared voting power 0; sole dispositive power 3,989,222; shared dispositive power 0; aggregate amount beneficially owned 3,989,222 (5.2% of the class)
- Bessemer Venture Partners VIII Institutional L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 4,797,611; shared voting power 0; sole dispositive power 4,797,611; shared dispositive power 0; aggregate amount beneficially owned 4,797,611 (6.3% of the class)
- Deer VIII & Co. L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 9,001,101; shared voting power 0; sole dispositive power 9,001,101; shared dispositive power 0; aggregate amount beneficially owned 9,001,101 (11.8% of the class)
- Deer VIII & Co. Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 9,001,101; shared voting power 0; sole dispositive power 9,001,101; shared dispositive power 0; aggregate amount beneficially owned 9,001,101 (11.8% of the class)
- Cloud All Star Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 2,470; shared voting power 0; sole dispositive power 2,470; shared dispositive power 0; aggregate amount beneficially owned 2,470 (0% of the class)
- Deer Management Co. LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 2,470; shared voting power 0; sole dispositive power 2,470; shared dispositive power 0; aggregate amount beneficially owned 2,470 (0% of the class)

## Item 1. Issuer
Name of issuer: ServiceTitan, Inc.
Address of issuer's principal executive offices: 800 N. Brand Blvd., Suite 100Glendale, California, 91203

## Item 2. Person Filing
Name of person filing:
This statement is being filed by the following persons with respect to certain shares of Class A Common Stock (the "Shares" or the "Common Stock") of the Issuer. Bessemer Venture Partners VIII L.P. ("BVP VIII"), Bessemer Venture Partners VIII Institutional L.P. ("BVP VIII Inst"), and 15 Angels II LLC ("15 Angels" and together with BVP VIII and BVP VIII Inst, the "Funds") and Cloud All Star Fund, LP ("CASF") directly own shares of Common Stock. Deer Management Company LLC ("Deer") is the management company of the Funds and owns a material interest in Cloud All Star Fund GP, LLC, the general partner of CASF.

Deer, Deer VIII Ltd, Deer VIII LP, BVP VIII, BVP VIII Inst, 15 Angels and CASF are sometimes individually referred to herein as a "Reporting Person" and collectively as the "Reporting Persons."
Address of principal business office or, if none, residence:
The address of the principal business office of each of Deer, Deer VIII Ltd, Deer VIII LP, BVP VIII, BVP VIII Inst, and 15 Angels:

c/o Bessemer Venture Partners

1865 Palmer Avenue; Suite 104

Larchmont, NY 10583

The address of the principal business office of CASF:

180 Lytton Avenue

Palo Alto, CA 94301
Citizenship:
Deer VIII Ltd - Cayman Islands
Deer VIII LP - Cayman Islands
BVP VIII - Cayman Islands
BVP VIII Inst - Cayman Islands
15 Angels - Delaware
CASF - Delaware
Deer - Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Deer VIII Ltd - 9,001,101 shares
Deer VIII LP - 9,001,101 shares
BVP VIII - 3,989,222 shares
BVP VIII Inst - 4,797,611 shares
15 Angels - 214,268 shares
CASF - 2,470 shares
Deer - 2,470 shares
Percent of class:
Deer VIII Ltd - 11.8%
Deer VIII LP - 11.8%
BVP VIII - 5.2%
BVP VIII Inst - 6.3%
15 Angels - 0.3%
CASF - 0.003%
Deer - 0.003%

The percentage of shares beneficially owned is based on a total of 76,537,855 shares of Class A Common Stock, par value $0.001 per share ("Common Stock") of the Issuer as of December 31, 2024, as reported by the Issuer in its Form 10-Q filed with the SEC on January 14, 2025.
Sole power to vote or to direct the vote:
Deer VIII Ltd - 9,001,101 shares
Deer VIII LP - 9,001,101 shares
BVP VIII - 3,989,222 shares
BVP VIII Inst - 4,797,611 shares
15 Angels - 214,268 shares
CASF - 2,470 shares
Deer - 2,470 shares
Shared power to vote or to direct the vote:
Deer VIII Ltd - 0 shares
Deer VIII LP - 0 shares
BVP VIII - 0 shares
BVP VIII Inst - 0 shares
15 Angels - 0 shares
CASF - 0 shares
Deer - 0 shares
Sole power to dispose or to direct the disposition:
Deer VIII Ltd - 9,001,101 shares
Deer VIII LP - 9,001,101 shares
BVP VIII - 3,989,222 shares
BVP VIII Inst - 4,797,611 shares
15 Angels - 214,268 shares
CASF - 2,470 shares
Deer - 2,470 shares
Shared power to dispose or to direct the disposition:
Deer VIII Ltd - 0 shares
Deer VIII LP - 0 shares
BVP VIII - 0 shares
BVP VIII Inst - 0 shares
15 Angels - 0 shares CASF - 0 shares
Deer - 0 shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
As the general partner of Deer VIII LP, which in turn is the general partner of the Funds, Deer VIII Ltd may be deemed to beneficially own all 9,001,101 Shares held directly by the Funds and have the power to direct the dividends from or the proceeds of the sale of such Shares.
Deer owns a material interest in Cloud All Star Fund GP, LLC, the general partner of CASF, Deer may be deemed to beneficially own all 2,470 Shares held directly by CASF and have the power to direct the dividends from or the proceeds of the sale of such Shares.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Exhibit 2 sets forth information regarding the identity of members of a group. The Reporting Persons disclaim membership in a group and this report shall not be deemed an admission by any of the Reporting Persons that they are or may be members of a "group" for purposes of Rule 13d-5 or for any other purpose.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- 15 Angels II LLC: /s/ Scott Ring, Scott Ring, Authorized Person (02/14/2025)
- Bessemer Venture Partners VIII L.P.: /s/ Scott Ring, Scott Ring, General Counsel, Deer VIII & Co. Ltd., the General Partner of Deer VIII & Co. L.P., the General Partner of Bessemer Venture Partners VIII (02/14/2025)
- Bessemer Venture Partners VIII Institutional L.P.: /s/ Scott Ring, Scott Ring, General Counsel, Deer VIII & Co. Ltd., the GP of Deer VIII & Co. L.P., the GP of Bessemer Venture Partners VIII Institutional L.P. (02/14/2025)
- Deer VIII & Co. L.P.: /s/ Scott Ring, Scott Ring, General Counsel, Deer VIII & Co. Ltd., the General Partner of Deer VIII & Co. L.P. (02/14/2025)
- Deer VIII & Co. Ltd.: /s/ Scott Ring, Scott Ring, General Counsel, Deer VIII & Co. Ltd. (02/14/2025)
- Cloud All Star Fund, L.P.: /s/ John Ailanjian, John Ailanjian, Managing Member and Authorized Signatory (02/14/2025)
- Deer Management Co. LLC: /s/ Scott Ring, Scott Ring, General Counsel (02/14/2025)